Exhibit 99.1

Sun Life declares dividends on Common and Preferred Shares payable in Q3 2022

TORONTO, Aug. 3, 2022 /CNW/ - The Board of Directors (the "Board") of Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) today announced that a dividend of $0.69 per share on the common shares of the Company has been declared, payable September 29, 2022 to shareholders of record at the close of business on August 24, 2022. This is the same amount as paid in the previous quarter.

The Board also announced that the following dividends have been declared on the Company's Class A Non-Cumulative Preferred Shares, payable on September 29, 2022 to shareholders of record at the close of business on August 24, 2022:

Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 8R	$0.114063 per share
Series 9QR	$0.181921 per share
Series 10R	$0.185438 per share
Series 11QR	$0.229811 per share

Common shares of the Company acquired under the Company's Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2022, Sun Life had total assets under management of $1.26 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Yaniv Bitton
Director	Vice-President, Head of Investor
Corporate Communications	Relations & Capital Markets
T: 226-751-2391	T: 416-979-6496
krista.wilson@sunlife.com	yaniv.bitton@sunlife.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/sun-life-declares-dividends-on-common-and-preferred-shares-payable-in-q3-2022-301599453.html

SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2022/03/c6739.html

%CIK: 0001381352

CO: Sun Life Financial Inc.

CNW 17:02e 03-AUG-22